December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile

Mr. James L. Ziemer
Chief Executive Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, WI 53208

> **Re:** **Harley-Davidson, Inc.**
> **Definitive 14A**
> **Filed March 28, 2007**
> **File No. 001-09183**

Dear Mr. Ziemer:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comment 3, and in particular the first and second sentences of that response. Please confirm that you will provide additional detail and analysis regarding the specific compensation payable to each named executive officer. For each named executive officer, identify not only the factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final determination.

2. While we note your response to prior comment 12, please include in future filings a more detailed discussion of the material differences in the total compensation (and each element of compensation, as applicable) payable to the named executive officers. Please confirm that you will comply with prior comment 12 in your future filings.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor